January 4, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Cecilia Blye, Office of Global Risk and Security

Re:	The AES Corporation
Form 10-K for the year ended December 31, 2008 Filed February 26, 2009
File No. 001-12291

Dear Ms. Blye:

On behalf of The AES Corporation (the “Company” or “AES”), set forth below is a copy of the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated December 10, 2009 (the “Comment Letter”). For your convenience, the Company’s response follows the Comments copied in bold from your letter.

1	We note the representation in your December 2, 2009 letter that IDB Infrastructure Fund does not conduct any operations or have any contacts with Iran, Syria or Sudan through the AES Oasis Joint Venture. Please discuss the materiality to you of the AES Oasis Joint Venture, and whether your participation in the joint venture constitutes a material investment risk for your security holders. In this regard, we understand that Islamic Development Bank, the parent of your AES Oasis Joint Venture partner, is made up of member countries including Iran and Sudan, and has made numerous loans to the governments of Iran, Syria and Sudan and to companies in those countries. Discuss specifically the possibility of reputational harm to you as a result of your participation in a joint venture with an entity that is an arm of Islamic Development Bank. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced investor actions directed toward companies that have operations associated with Iran, Syria and Sudan.

COMPANY RESPONSE: The Company respectfully asserts that its participation in the AES Oasis joint venture (“AES Oasis”) does not present a material investment risk for its security holders.

First, based on the contributions of AES Oasis to the Company’s financial statements, the Company does not believe its participation in AES Oasis presents a material investment risk for its security holders. For the year ended December 31, 2008, AES Oasis’ net income from continuing operations less income of noncontrolling interests was approximately 2.2% of the Company’s consolidated income from continuing operations less income from noncontrolling interests, and AES Oasis’ total assets as of December 31, 2008 represented approximately 2.9% of the Company’s consolidated total assets. In addition, for the three years ended December 31, 2008, the Company recognized revenues in its consolidated income statements related to the operations of AES Oasis of $758 million in 2008 (4.7% of consolidated AES revenue); $503 million in 2007 (3.7% of consolidated AES revenue); and $432 million in 2006 (3.8% of consolidated AES revenue).

In addition, the Company anticipates that AES Oasis will represent a significantly smaller portion of its operating results in future periods. As disclosed in the Company’s Form 8-K dated December 15, 2009, the Company recently entered into two separate sale agreements pursuant to which AES Lal Pir (Private) Ltd., AES Pak Gen (Private) Co., and AES Barka Holdings (Cayman) Ltd. will be sold (the “Sale Businesses”). Together, the Sale Businesses represent approximately 94%, 100% and 100% of the revenue of AES Oasis for the years 2008, 2007 and 2006. In connection with the entry into these agreements, the Company expects that it will report the results of operations of the Sale Businesses as discontinued operations, and the related net assets and liabilities will be reported as “held for sale” beginning with the financial statements presented in its December 31, 2009 Form 10-K. Following the closings of these respective sales, which are expected in the first quarter of 2010, the subsequent revenues and operating results for these businesses will no longer be included in the Company’s consolidated income statement.

Second, IDB Infrastructure Fund, L.P. (the “IDB Fund”) made its investment in AES Oasis over six years ago, in 2003, and to date the Company has not suffered any material harm to its reputation as a result of its participation in AES Oasis. In this regard, the Company notes that it is not aware of any instance in which an investor divested its holdings in the Company as a result of the Company’s participation in AES Oasis.

In light of the foregoing, the Company respectfully asserts that its participation in AES Oasis does not present a material investment risk for its security holders.

2	It is not clear to us whether IDB Infrastructure Fund, your joint venture partner, also has business contacts with Iran, Syria or Sudan. Please clarify. If IDB Infrastructure Fund has such contacts, your materiality analysis also should address the potential reputational impact of those operations.

COMPANY RESPONSE: For clarity, the Company notes that the IDB Fund is a fund whose general partner is Emerging Markets Partnership (Bahrain) E.C. (“EMP”). As general partner of the IDB Fund, EMP manages the daily operations of the IDB Fund’s investment in AES Oasis and serves as the contact between AES Oasis and the IDB Fund. In addition, we believe that Islamic Development Bank is one of several limited partners in the IDB Fund. Therefore, we respectfully disagree with the Staff’s assertion that the Islamic Development Bank is the “parent” of IDB Fund and with the Staff’s statement that the Company is engaged “in a joint venture with an entity that is an arm of Islamic Development Bank”, as each of these phrases implies that Islamic Development Bank controls the IDB Fund and/or is an active partner in AES Oasis.

The Company respectfully states that it does not know whether IDB Fund has business contacts with Iran, Syria or Sudan. However, in preparing its response to the Staff’s question, the Company did review EMP’s website (http://www.bahrain.empglobal.com/portfolio.xml?media=history), which includes its investment history in the Middle East (as opposed to business contacts as referenced in the Staff’s comment). The list provided on EMP’s website does not include any investments in Iran, Syria or Sudan.

3	As part of your materiality analysis, please also tell us the amount of revenues you have received from the AES Oasis Joint Venture for each of the last three fiscal years.

COMPANY RESPONSE: The Company has provided this information in its response to Question 1 above.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Zafar A. Hasan at 703-682-1110.

Sincerely,

/s/ VICTORIA D. HARKER
Victoria D. Harker
Chief Financial Officer

Zafar A. Hasan, The AES Corporation

3